

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Ryan F. Zackon
Chief Executive Officer
Smart for Life, Inc.
990 Biscayne Blvd., Suite 503
Miami, FL 33132

Re: Smart For Life, Inc.
Form S-1/A
Exhibit Nos. 10.37, 10.50, 10.51
Filed January 21, 2022
File No. 333-261699

Dear Mr. Zackon:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance